SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MUSCLEPHARM CORP

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

627335102

 (CUSIP Number)

Cory Gregory

4721 Ironton Street, Building A

Denver, CO 90839

303.396.6100

With Copies To:

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

3/26/2013

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 627335102	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Cory Gregory
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

305,658
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	305,658
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

305,658*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.43%
14	TYPE OF REPORTING PERSON

IN

* Represents 305,658 shares of the Issuer’s common stock that are owned directly by the Mr. Gregory.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of MusclePharm Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 4721 Ironton Street, Building A, Denver, Colorado 80239.

Item 2. Identity and Background.

(a)           Cory Gregory is an individual (the “Reporting Person”).

(b)           The business address of Mr. Gregory is 4721 Ironton Street, Building A, Denver, Colorado 80239.

(c)           Mr. Gregory is an Executive Vice President of the Issuer.

(d)           Mr. Gregory has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Gregory has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Gregory is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Cory Gregory

Since, April 14, 2011, the date of the filing of the original Schedule 13D which this filing amends, through grants directly from the Issuer as compensation for services provided and dispositions on his own, the Reporting Person’s ownership has increases as such so that the Reporting Person currently owns 305,658 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person were issued for the purpose of acquiring an interest in the, notwithstanding the Reporting Person’s role as an executive and director of the Issuer.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Mr. Gregory may be deemed to be the beneficial owner of 305,658 shares of the Issuer’s common stock, which constitutes approximately 3.43% of the 8,890,990 shares of the Issuer’s common stock outstanding as of October 4, 2013. This percentage does not include preferred stock ownership.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Gregory is not the beneficial owner of any other shares of the Issuer’s common stock.

Mr. Gregory ceases to be the beneficial owner of more than five percent of the Issuer’s outstanding common stock on or about March 26, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Cory Gregory

October 21, 2013	By:	/s/ Cory Gregory
Name: Cory Gregory